UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Argan, Inc.
(Name of Issuer)

Common Stock, $0.15 par value
(Title Class of Securities)

74675107
(CUSIP Number)

Alan L. Bazaar

Hollow Brook Wealth Management, LLC

420 Lexington Avenue, Suite 2840

New York, NY 10170

(212) 364-1840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Matthew S. Eisenberg, Esq.

Finn Dixon & Herling LLP

177 Broad Street – 15th Floor

Stamford, CT  06901-2048

(203) 325-5000

June 16, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 746375107

1

NAME OF REPORTING PERSON: Richard L. Scott

I.R.S. Identification No. of Above Person (Entities Only): N/A

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [ X ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

PF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 606,124
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 606,124

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

606,124

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.2%

14

TYPE OF REPORTING PERSON:

IN

CUSIP No. 746375107

1

NAME OF REPORTING PERSON: Hollow Brook Wealth Management, LLC

I.R.S. Identification No. of Above Person (Entities Only):  68-0665285

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [ X ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

OO

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 606,124
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 606,124

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

606,124

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.2%

14

TYPE OF REPORTING PERSON:

IA

CUSIP No. 746375107

1

NAME OF REPORTING PERSON: E. Wayne Nordberg

I.R.S. Identification No. of Above Person (Entities Only): N/A

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [ X ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

OO

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 606,124
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 606,124

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

606,124

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.2%

14

TYPE OF REPORTING PERSON:

IN

CUSIP No. 746375107

1

NAME OF REPORTING PERSON: Alan L. Bazaar

I.R.S. Identification No. of Above Person (Entities Only): N/A

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [ X ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

OO

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 606,124
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 606,124

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

606,124

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.2%

14

TYPE OF REPORTING PERSON:

IN

CUSIP No. 746375107

1

NAME OF REPORTING PERSON: Philip E. Richter

I.R.S. Identification No. of Above Person (Entities Only): N/A

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [ X ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

OO

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 606,124
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 606,124

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

606,124

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.2%

14

TYPE OF REPORTING PERSON:

IN

CUSIP No. 746375107

This Amendment No. 6 amends the Schedule 13D originally filed by Richard L. Scott on December 18, 2006 (the “Schedule 13D”), as amended June 8, 2007, November 7, 2007, October 8, 2008, December 24, 2012 and January 16, 2014, with respect to shares of the Common Stock, $.15 par value (“Common Stock”), of Argan, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Schedule 13D.

The following Items are hereby amended and restated in their entirety to read as follows:

Item 2. Identity and Background

(a) This Amendment No. 6 to the Schedule 13D is jointly filed by:

(i)

Richard L. Scott, a United States citizen who used personal funds to acquire shares of Common Stock in a private transaction. The Common Stock was purchased by a limited liability company controlled by Richard L. Scott and is now held by entities formed for the benefit of Richard L. Scott and his family (collectively, the “Stockholders”);

(ii)

Hollow Brook Wealth Management, LLC (“HBWM”), a New York limited liability company, with respect to Common Stock held by the Stockholders, in respect of each of which HBWM acts as trustee and/or investment manager;

(iii)

E. Wayne Nordberg, a United States citizen and the Chairman and Chief Investment Officer of HBWM, with respect to the Common Stock held by the Stockholders;

(iv)

Alan L. Bazaar, a United States citizen and Chief Executive Officer of HBWM, with respect to the Common Stock held by the Stockholders; and

(v)

Philip E. Richter, a United States citizen and President of HBWM, with respect to the Common Stock held by the Stockholders.

The persons identified in (i) through (v) above are herein referred to as the “Reporting Persons.”

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

(b) The principal place of business for Richard L. Scott is 340 9th Street North, Suite 276 Naples, FL 34102.  The principal place of business for each of the Reporting Persons other than Richard L. Scott is c/o Hollow Brook Wealth Management LLC, 420 Lexington Avenue, Suite 2840, New York, NY 10170.

(c)  Richard L. Scott was, at the time of the Schedule 13D, a private investor.  The principal business of HBWM is to serve as the investment adviser to the Stockholders and other individuals and entities.  Each of Messrs. Nordberg, Bazaar and Richter act as a control person (directly or indirectly) with respect to HBWM.

(d) During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 746375107

(e) During the last five (5) years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship or place of organization of each of the Reporting Persons.

Item 5.

Interest in Securities of the Issuer.

(a)

As of June 19, 2015, the Reporting Persons beneficially owned 606,124 shares of Common Stock, which represented 4.2% of the outstanding shares of Common Stock, based upon 14,767,769 shares outstanding as of June 4, 2015, as reflected in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on June 9, 2015.

(b)

The Reporting Persons have shared voting and dispositive power with respect to 606,124 shares of Common Stock.

(c)

The following sale transactions, each an open market transaction in shares of the Common Stock, have been effected by the Reporting Persons within the last 60 days:

Share Sales

Trade Date	Price	Quantity
6/15/2015	$39.9794	35,000
6/16/2015	$39.5143	46,100
6/17/2015	$39.6155	5,000
6/18/2015	$39.8851	16,463
6/19/2015	$39.8294	20,000

All sales were made on the New York Stock Exchange.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are the subject of this filing.

(e)

The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the shares of Common Stock on June 15, 2015.

CUSIP No. 746375107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2015

Entities:

Hollow Brook Wealth Management LLC

By:

/s/  E. Wayne Nordberg

E. Wayne Nordberg, as

Chairman for the

above-listed entity

Individuals:

By:

/s/  Richard L. Scott

Richard L. Scott

By:

/s/  E. Wayne Nordberg

E. Wayne Nordberg

By:

/s/  Alan L. Bazaar

Alan L. Bazaar

By:

/s/  Philip E. Richter

Philip E. Richter